PRESS RELEASE TSX: TMM, NYSE MKT: TGD

TIMMINS GOLD RECEIVES ENVIRONMENTAL APPROVAL FOR ANA PAULA

HIGHLIGHTS

  Environment Impact Assessment (MIA) authorized by the regulator (SEMARNAT)

  Major permitting hurdle cleared with Change of Land Use (ETJ) Permits expected to follow

April 10, 2017 Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) announces that it has received authorization of the Environmental Impact Assessment (MIA) for its high-grade, high-margin Ana Paula Project located in Guerrero, Mexico. The regulator (SEMARNAT) has outlined the environmental protection programs required during construction of the project which are normal and in-line with expectations.

Timmins CEO, Greg McCunn, commented: “This is a major de-risking step in the advancement of our Ana Paula Project. Receiving the approval of the MIA from SEMARNAT adds to our confidence in executing the project in accordance with our timeline. We expect to publish our Pre-Feasibility Study for the project later this quarter which will substantially improve upon our confidence in the mineral resource, the metallurgy and the project economics.”

Following the acceptance of the MIA, the Company anticipates beginning a series of applications for the Change of Land Use (ETJ) Permits which are the final permits required for the construction of the mine. The Company expects to complete the permitting and feasibility study work over the next 12 months in advance of construction starting in Q2 2018.

About Timmins

A Canadian gold mining company engaged in exploration, development and production in Mexico. Its principal assets include the producing San Francisco mine in Sonora, Mexico and the development stage Ana Paula project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Contact:

Timmins Gold Corp.
Greg McCunn
CEO and Director
604-638-8980
greg@timminsgold.com

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PRESS RELEASE TSX: TMM, NYSE MKT: TGD

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While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.